November 30, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-30961

Dear Mr. Wilson:

We refer to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Ms. Carol Yu, Co-President and Chief Financial Officer of our client Sohu.com Inc. (“Sohu”), dated November 24, 2010 (the “Fourth Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2009.

On Sohu’s behalf, we advise the Staff that Sohu expects to be in a position to respond to the Fourth Comment Letter by Thursday, December 16, 2010. This delay beyond the timeframe initially requested by the Staff is necessitated by Sohu’s need to discuss and coordinate the analysis of and response to the Staff’s comments among Sohu’s Chinese legal counsel, Sohu’s outside auditors (PricewaterhouseCoopers), and this firm.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance)
Ms. Maryse Mills-Apenteng (Division of Corporation Finance)
Ms. Carol Yu (Sohu.com Inc.)
Mr. Alex Ho (Changyou.com Limited)
Mr. James Deng (Sohu.com Inc.)
Jasmine Zhou, Esq. (Sohu.com Inc.)
Mr. William Lam (PricewaterhouseCoopers)

Goulston & Storrs, A Professional Corporation — Boston — DC — New York — Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 — (617) 482-1776 Tel — (617) 574-4112 Fax — www.goulstonstorrs.com